Highbury Financial Inc.

999 Eighteenth Street, Suite 3000

Denver, CO 80202

December 21, 2005

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Mr. Mike Carney

Re:	Highbury Financial Inc.
Registration Statement on Form S-1
Registration No. 333-127272

Dear Mr. Carney:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Highbury Financial Inc. hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:30 P.M. on December 22, 2005 or as soon thereafter as practicable. This request supercedes the Representative’s earlier request to become effective on December 21, 2005, which has been orally withdrawn.

Very truly yours,

HIGHBURY FINANCIAL INC.

/s/ Richard S. Foote___________
Richard S. Foote
President and Chief Executive Officer